# SEC Schedule 13D/A (Amendment No. 1) — Beneficial ownership report by holders of more than 5% of a class

Issuer: Stock Yards Bancorp, Inc., CIK 0000835324
CUSIP: 861025104
Title of class of securities: Common Stock, no par value
Address of issuer's principal executive offices: 1040 East Main Street, Louisville, Kentucky (KY), 40206
Date of event which requires filing of this statement: 09/18/2025
Filed by CIK 0001005768
Persons authorized to receive notices and communications: Darrell R. Wells, Margaret Wells, Darrell R. Wells Trust, 4350 Brownsboro Rd. STE 310, Louisville, Kentucky (KY), 40207, (502) 259-2816; Aaron A. Seamon, Esq., Squire Patton Boggs (US) LLP, 41 South High Street, Suite 2000, Columbus, Ohio (OH), 43215, (614) 365-2700

## Reporting persons
- Darrell R. Wells (CIK 0001005768): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); member of a group; source of funds: other (OO); sole voting power 1,253,975; shared voting power 176,598; sole dispositive power 1,253,975; shared dispositive power 176,598; aggregate amount beneficially owned 1,430,573 (4.85% of the class)
  Comment: (1) Includes 176,598 shares of common stock, no par value ("Common Stock"), of Stock Yards Bancorp, Inc., a Kentucky corporation (the "Issuer"), held by Margaret Cowley Wells (through the Margaret Cowley Wells revocable trust) as of September 18, 2025.
  
  (2) The percentage ownership is based upon 29,473,332 shares of Common Stock, issued and outstanding as of July 31, 2025, as reflected in the Issuer's Quarterly Report on Form 10-Q, filed with the United States Securities and Exchange Commission (the "SEC") on August 5, 2025.
- Margaret Cowley Wells: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); member of a group; source of funds: other (OO); sole voting power 176,598; shared voting power 1,253,975; sole dispositive power 176,598; shared dispositive power 1,253,975; aggregate amount beneficially owned 1,430,573 (4.85% of the class)
  Comment: (1) Includes 1,253,975 shares of the Issuer's Common Stock held by Darrell R. Wells (through the Darrell R. Wells revocable trust) as of September 18, 2025.
  
  (2) The percentage ownership is based upon 29,473,332 shares of Common Stock, issued and outstanding as of July 31, 2025, as reflected in the Issuer's Quarterly Report on Form 10-Q, filed with SEC on August 5, 2025.
- Darrell R. Wells Trust: type of reporting person: other (OO); citizenship or place of organization: Kentucky (KY); member of a group; source of funds: other (OO); sole voting power 31,905; shared voting power 0; sole dispositive power 31,905; shared dispositive power 0; aggregate amount beneficially owned 31,905 (0.11% of the class)
  Comment: (1) Darrell R. Wells, Trustee of the Darrell R. Wells Trust, has voting and dispositive power over the shares held by the Darrell R. Wells Trust.
  
  (2) The percentage ownership is based upon 29,473,332 shares of Common Stock, issued and outstanding as of July 31, 2025, as reflected in the Issuer's Quarterly Report on Form 10-Q, filed with the SEC on August 5, 2025.

## Item 1. Security and Issuer
Title of class of securities: Common Stock, no par value
Name of issuer: Stock Yards Bancorp, Inc.
Address of issuer's principal executive offices: 1040 East Main Street, Louisville, Kentucky (KY), 40206
Comment:
This Amendment No. 1 to Schedule 13D ("Amendment No. 1") is being filed to amend and supplement the statement on Schedule 13D relating to common stock, no par value per share ("Common Stock"), of Stock Yards Bancorp, Inc., a Kentucky corporation (the "Issuer"), as filed with the Securities and Exchange Commission (the "SEC") on March 1, 2023 (the "Initial Schedule 13D"). Capitalized terms used and not otherwise defined herein shall have such meanings as ascribed to them in the Initial Schedule 13D.

The Reporting Persons are filing this Amendment No. 1 to report recent open-market sales of Common Stock that have reduced below five percent all Common Stock that the Reporting Persons may be deemed to beneficially own.

## Item 4. Purpose of Transaction
Purpose of transaction:
Item 4 is hereby amended to add the following:

The transactions giving rise to the filing of this Amendment No. 1 are certain sales of the Issuer's shares of Common Stock made by Darrell R. Wells on September 18, 2025 in open market transactions at prevailing market prices (the "Open Market Sales"). As a result of the Open Market Sales, the Common Stock that the Reporting Persons may be deemed to beneficially own has been reduced below five percent. As a result of the ownership reduction, the Reporting Persons rights under the Investor Agreement and Registration Rights Agreement (as disclosed in the Initial Schedule 13D) have terminated.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
Item 5 is hereby amended and restated as follows:

As of September 18, 2025, Darrell R. Wells beneficially owns (through the Darrell R. Wells revocable trust) an aggregate of 1,253,975 shares of Common Stock, Margaret Cowley Wells (through the Margaret Cowley Wells revocable trust) beneficially owns an aggregate of 176,598 shares of Common Stock and the Darrell R. Wells Trust beneficially owns an aggregate of 31,905 shares of Common Stock, which represent 4.25%, 0.60% and 0.11%, respectively, of the Issuer's outstanding shares of Common Stock as of July 31, 2025, as reflected in the Issuer's Quarterly Report on Form 10-Q, filed with the SEC on August 5, 2025.

By virtue of the Investor Agreement, the Reporting Persons may be deemed to have formed a "group" for purposes of Section 13(d)(3) of the Securities Exchange Act of 1934, as amended (the "Act"). Collectively, the "group" may be deemed to beneficially own an aggregate of 1,462,478 shares of Common Stock, which represents approximately 4.96% of the Issuer's outstanding shares of Common Stock. Neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission that the Reporting Persons are members of any such group. As disclosed in Item 4 above, as a result of the Reporting Persons' ownership, the Reporting Persons rights under the Investor Agreement and Registration Rights Agreement (as disclosed in the Initial Schedule 13D) have terminated.

As of September 18, 2025, Darrell R. Wells has the sole power to vote or to direct the vote and the sole power to dispose or to direct the disposition of 1,253,975 shares of Common Stock. As of September 18, 2025, Margaret Cowley Wells has the sole power to vote or to direct the vote and the sole power to dispose or to direct the disposition of 176,598 shares of Common Stock. As of September 18, 2025, Darrell R. Wells, as trustee of the Darrell R. Wells Trust has the sole power to vote or to direct the vote and the sole power to dispose or to direct the disposition of 31,905 shares of Common Stock held by the Darrell R. Wells Trust.
Number of shares as to which each person has sole or shared power to vote or dispose: On September 18, 2025, Darrell R. Wells sold 18,000 shares of Common Stock in the open market at prevailing market prices. Due to the Open Market Sales, the Common Stock that the Reporting Persons may be deemed to beneficially own fell below five percent.
Transactions in the class effected during the past sixty days: See Schedule I, attached hereto, for a description of the transactions in the Issuer's shares of Common Stock during the past sixty (60) days. All such transactions were effected in the open market, and the table excludes commissions paid in per share prices.
Other persons with the right to receive dividends or sale proceeds: Except as stated herein, no other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, any shares of the Common Stock beneficially owned by the Reporting Persons.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: Not applicable.

## Signatures
- Darrell R. Wells: /s/ Darrell R. Wells, Darrell R. Wells (09/22/2025)
- Margaret Cowley Wells: /s/ Margaret Cowley Wells, Margaret Cowley Wells (09/22/2025)
- Darrell R. Wells Trust: By: /s/ Darrell R. Wells, Darrell R. Wells, Trustee (09/22/2025)